Exhibit 21.1
HARMONIC INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

	State or Other Jurisdiction	Percent of Voting Securities Owned by
Name	of Incorporation	Harmonic
Harmonic (Asia Pacific) Limited.	Hong Kong	100%
Harmonic Delaware, L.L.C.	U.S.A.	100%
Harmonic Europe S.A.S.	France	100%
Harmonic Germany GmbH	Germany	100%
Harmonic Global Limited	Cayman Islands	100%
Harmonic India Private Limited	India	100%
Harmonic International A.G.	Switzerland	100%
Harmonic International Inc.	U.S.A.	100%
Harmonic International Limited	Bermuda	100%
Harmonic Norway A.S.	Norway	100%
Harmonic Singapore P.T.E. Ltd.	Singapore	100%
Harmonic Spain SL	Spain	100%
Harmonic Technologies, Inc.	U.S.A.	100%
Harmonic Technologies (HK) Limited	Hong Kong	100%
Harmonic (UK) Limited	United Kingdom	100%
Harmonic Video Systems Ltd.	Israel	100%